UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TRANSENTERIX, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89366M201

(CUSIP Number)

TRACY PAPPAS

SYNERGY LIFE SCIENCE PARTNERS

P.O. BOX 22489

SAN FRANCISCO, CALIFORNIA 94122

TELEPHONE: (650) 854-7155

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89366M201

1	NAME OF REPORTING PERSON: Synergy Life Science Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,704,320 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,704,320 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,704,320 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 0.8% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

This Schedule 13D is filed by Synergy Life Science Partners, LP (“SLSP”), Synergy Venture Partners, LLC (“SVP”), Synecor, L.L.C. (“Synecor”), William N. Starling, Jr. (“Starling”), and Richard S. Stack (“Stack,” together with SLSP, SVP, Synecor and Starling, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Consists of 1,704,320 shares of common stock, par value $0.001 per share (“Common Stock”), of TransEnterix, Inc. (the “Company”) held by SLSP. SVP serves as the sole general partner of SLSP, and owns no securities of the Company directly. Starling and Stack are managers of SVP and each shares voting and dispositive power over the shares held by SLSP.

(3)	This percentage is calculated based upon 216,345,984 shares of Common Stock outstanding as of December 31, 2018.

CUSIP No. 89366M201

1	NAME OF REPORTING PERSON: Synergy Venture Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,704,320 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,704,320 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,704,320 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 0.8% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of 1,704,320 shares of Common Stock held by SLSP. SVP serves as the sole general partner of SLSP, and owns no securities of the Company directly. Starling and Stack are managers of SVP and share voting and dispositive power over the shares held by SLSP.

(3)	This percentage is calculated based upon 216,345,984 shares of Common Stock outstanding as of December 31, 2018.

CUSIP No. 89366M201

1	NAME OF REPORTING PERSON: Synecor, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 235,738 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 235,738 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 235,738 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 0.1% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of 235,738 shares of Common Stock held by Synecor. Starling is chief executive officer, and Starling and Stack are managers of Synecor and share voting and dispositive power over the shares held by Synecor.

(3)	This percentage is calculated based upon 216,345,984 shares of Common Stock outstanding as of December 31, 2018.

CUSIP No. 89366M201

1	NAME OF REPORTING PERSON: William N. Starling, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 101,694 (2)
	8	SHARED VOTING POWER 2,200,098 (3)
	9	SOLE DISPOSITIVE POWER 101,694 (2)
	10	SHARED DISPOSITIVE POWER 2,200,098 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,301,792 (2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 1.0% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of 101,694 shares of Common Stock issuable to Starling upon the exercise of vested stock options or stock options that will vest within 60 days of December 31, 2018. Does not include restricted stock units to acquire 20,362 shares which will vest in April 2019.

(3)

Consists of (i) 1,704,320 shares of the Common Stock held by SLSP; (ii) 235,738 shares of Common Stock held by Synecor; and (iii) 260,040 shares of Common Stock held by W. Starling, Jr. and D. Starling. Trustees of the Starling Family Trust, UDT August 15, 1990 (the “Starling Trust”). SVP serves as the sole general partner of SLSP, and owns no securities of the Company directly, Starling is a manager of SVP and shares voting and dispositive power over the shares held by SLSP. Starling is chief executive officer and a manager of Synecor and shares voting and dispositive power over the shares held by Synecor. Starling shares voting and dispositive power over the shares held by the Starling Trust with his wife, who serves as co-trustee.

(4)	This percentage is calculated based upon 216,345,984 shares of Common Stock outstanding as of December 31, 2018.

CUSIP No. 89366M201

1	NAME OF REPORTING PERSON: Richard S. Stack
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,103,960 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,103,960 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,103,960 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 1.0% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of (i) 1,704,320 shares of Common Stock held by SLSP; (ii) 235,738 shares of Common Stock held by Synecor; and (iii) 163,902 shares of Common Stock held by Richard Stack directly or indirectly, including 66,680 shares held by the Richard S. Stack and Nancy M. Stack, Trustee, or the successors in trust, under the Richard S. Stack Living Trust, and any amendments thereto, dated April 23, 2001 (the “Stack Trust”). SVP serves as the sole general partner of SLSP, and owns no securities of the Company directly. Stack is a manager of SVP and shares voting and dispositive power over the shares held by SLSP. Stack is a manager of Synecor and shares voting and dispositive power over the shares held by Synecor. Stack shares voting and dispositive power over the shares held by the Stack Trust with his wife, who serves as co-trustee.

(3)	This percentage is calculated based upon 216,345,984 shares of Common Stock outstanding as of December 31, 2018.

CUSIP No. 89366M201

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 13, 2013, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on December 13, 2013 (collectively, the “Schedule 13D”), by Synergy Life Science Partners, LP (“SLSP”), Synergy Venture Partners, LLC (“SVP”), Synecor, L.L.C. (“Synecor”), William N. Starling, Jr. (“Starling”) and Richard S. Stack (“Stack,” together with SLSP, SVP, Synecor and Starling, collectively, the “Reporting Persons”), and relates to the shares of common stock, $0.001 par value per share (the “Common Stock”) of TransEnterix, Inc., a Delaware corporation (the “Company”).

All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as amended and supplemented by this Amendment, the Schedule 13D is unmodified. This Amendment constitutes an exit filing of the Reporting Persons.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented as follows:

In July 2018, Starling exercised stock options to acquire 46,625 shares of Common Stock. Subsequently, and prior to December 31, 2018, Starling transferred such shares to the W. Starling, Jr., and D. Starling, Trustees of the Starling Family Trust, UDT August 15, 1990 (the “Starling Trust”).

In September 2018, Synergy sold an aggregate of 3,614,649 shares of Common Stock on the open market under a written trading plan meeting the requirements of Rule 10b5-1(c).

In September 2018, Synecor distributed an aggregate of 156,384 shares of Common Stock to its officers in satisfaction of guaranteed payments. Of the shares distributed by Synecor, Starling received 78,192 shares and transferred such shares to the Starling Trust.

In September 2018, the Stack Trust sold 40,000 shares of Common Stock in open market transactions.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)-(b)

Filing Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (5)
Synergy Life Science Partners, LP (1)	0	1,704,320	0	1,704,320	1,704,320	0.8%
Synergy Venture Partners, LLC (1)	0	1,704,320	0	1,704,320	1,704,320	0.8%
Synecor, L.L.C. (2)	0	235,738	0	235,738	235,738	0.1%
William N. Starling, Jr. (1) (2) (3)	101,694	2,200,098	101,694	2,200,098	2,301,792	1.0%
Richard S. Stack (1) (2) (4)	0	2,103,960	0	2,103,960	2,103,960	1.0%

(1)

Includes 1,704,320 shares of the Common Stock held by SLSP. SVP serves as the sole general partner of SLSP, and owns no securities of the Company directly. Starling and Stack serve as Managers of SVP and share voting and dispositive power over the shares held by SLSP.

(2)	Includes 235,738 shares of the Common Stock held by Synecor, L.L.C. (“Synecor”). Starling and Stack are managers of Synecor and share voting and dispositive power over the shares held by Synecor.
(3)

Includes (i) 101,694 shares of Common Stock issuable to Starling upon the exercise of vested stock options, or stock options that will vest within 60 days of December 31, 2018; and (ii) 260,040 shares of Common Stock held by W. Starling, Jr., and D. Starling, Trustees of the Starling Trust. Starling shares voting and dispositive power over the shares held by the Starling Trust with his wife, who serves as co-trustee.

(4)

Includes 163,902 shares of Common Stock held by Richard Stack directly or indirectly, including 66,680 shares held by Richard S. Stack and Nancy M. Stack, Trustee, or the successors in trust, under the Richard S. Stack Living Trust, and any amendments thereto, dated April 23, 2001 (the “Stack Trust”). Stack shares voting and dispositive power over the shares held by the Stack Trust with his wife, who serves as co-trustee.

(5)	This percentage is calculated based upon 216,345,984 shares of Common Stock outstanding as of December 31, 2018.

(c) Not applicable.

(d) Not applicable.

(e) The Reporting Persons have ceased to be the beneficial owners of more than five percent of the Company’s Common Stock based on the number of shares of Common Stock outstanding as reported by the Company as of December 31, 2018.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2019

SYNERGY LIFE SCIENCE PARTNERS, LP

By: Synergy Venture Partners, LLC
Its: General Partner

By:	/s/ William N. Starling, Jr.
Name:	William N. Starling, Jr.
Title:	Manager

SYNERGY VENTURE PARTNERS, LLC

By:	/s/ William N. Starling, Jr.
Name:	William N. Starling, Jr.
Title:	Manager

By:	/s/ William N. Starling, Jr.
Name:	William N. Starling, Jr.

By:	/s/ Richard S. Stack
Name:	Richard S. Stack